Porto Holdco B.V.

Strawinskylaan 1209

1077 XX Amsterdam, the Netherlands

February 9, 2017

VIA EDGAR

Tom Kluck

Legal Branch Chief, Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3628

Re:	Porto Holdco B.V. (the “the Registrant”)
Registration Statement on Form S-4 (File No. 333-215162)

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date of the Registrant’s Registration Statement on Form S-4 (File No. 333-215162) filed by the Registrant on December 19, 2016, as amended by Amendment No. 1 filed on January 20, 2017 and Amendment No. 2 filed on February 7, 2017, be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on February 10, 2017 or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant requests that it be notified of such effectiveness by a telephone call to James R. Griffin of Weil, Gotshal & Manges LLP at (214) 746-7779 or Kyle C. Krpata of Weil, Gotshal & Manges LLP at (650) 802-3093 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

Very truly yours, Porto Holdco B.V.

By:	/s/ Karl Peterson
Name:	Karl Peterson
Title:	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

By:	*
Name:	Pedro Fernandes das Neves
Title:	Director

By:	*
Name:	Jan Hendrik Siemssen
Title:	Director

*By:	/s/ Karl Peterson
Name:	Karl Peterson
Title:	Attorney-in-Fact

cc:	Via E-mail

Pedro Gouveia Fernandes das Neves, Manager Director, Porto Holdco B.V.

Kyle C. Krpata, Esq.

James R. Griffin, Esq.

Christopher R. Machera, Esq.

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